UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

May 15, 2018
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

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6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
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Common Stock
(Title of each class of securities issued pursuant to Regulation A)
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Item 1. Fundamental Changes

Change in Net Asset Value Policy

Our board of directors has approved a policy change whereby net asset value and gross asset value will be determined on an annual basis. The previous policy, as stated in our Offering Circular, was to provide a determination of net asset value quarterly. The method of determining net asset value has not changed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary & General Counsel

Date:   May 15, 2018